Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

April 27, 2018

Re:

HyperSciences, Inc.
Offering Statement on Form 1-A
Filed on March 6, 2018
CIK No. 0001646921

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of March 27, 201, which we have set out below, together with our responses.

Offering Circular

1.

We note that you intend to use The Bryn Mawr Trust Company of Delaware as the escrow agent to comply with Exchange Act Rule 15c2-4. It is not clear that The Bryn Mawr Trust of Delaware, which the issuer intends to act as the escrow agent for the offering, is legally able to hold funds. The Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) lays out three criteria to qualify to act as an escrow agent for purposes of Exchange Act Rule 15c2-4. Specifically, a bank must (1) be a party to a written escrow agreement to hold funds for the persons having the beneficial interest therein; (2) hold such funds pending the occurrence of the Contingencies; and (3) transmit the funds directly to the persons entitled thereto at the appropriate time. Under Delaware law, is The Bryn Mawr Trust Company of Delaware itself, not the parent company, legally able to hold such funds for the persons having the beneficial interest in the funds? If The Bryn Mawr Trust Company of Delaware cannot legally hold such funds under Delaware law, please confirm whether it can rely on the relief provided in the Continental Stock Transfer & Trust Company no-action letter and explain how you arrived at that determination.

SI Securities, LLC has informed the Company that it has received confirmation from The Bryn Mawr Trust Company of Delaware ("BMTC DE") that as a limited purpose trust company under the laws of Delaware, BMTC DE is legally able to hold funds and is permitted to act as an escrow agent pursuant to Exchange Act Rule 15c2-4 through reliance on the relief provided in the Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) for the following reasons:

• BMTC DE will be a party to an escrow agreement with the Company and SI Securities, LLC, the form of which is filed as exhibit 8 to the Offering Statement. Pursuant to the escrow agreement, BMTC DE will agree to accept, hold, and disburse such funds deposited with it on behalf of investors who have submitted subscriptions in the offering.

• Under the terms of the escrow agreement, BMTC DE will agree in Section 4 to hold such funds contingent on receipt from SI Securities, LLC of a notice representing that the minimum offering amount of $2,500,000 has been met and that, to the actual knowledge of SI Securities, LLC, all closing conditions with respect to those subscriptions have been met (a “Minimum Offering Notice”).

• BMTC DE will also agree in Section 4 to disburse funds to the Company upon receipt of the Minimum Offering Notice, a written instruction letter from SI Securities, LLC as to the disbursement of funds and such other certificates, notices or other documents as BMTC DE reasonably requires. Under the terms of the escrow agreement, if BMTC DE does not receive a Minimum Offering Notice on or before the expiration date of the offering, or the offering has been sooner terminated, BMTC DE shall promptly return to each investor, by ACH or wire transfer, the investment made by such investor.

• BMTC DE will also agree to prepare daily reports of account activity and make them available to SI Securities, LLC through their online platform.

2.

Please revise each graphic included in your offering statement to include appropriate explanatory information for an investor to understand the graphic.

We have incorporated the requested explanatory information relating to each graphic into the most recent amendment of the Offering Circular.

Offering Circular Cover Page

3.

Please disclose the percentage of total outstanding beneficial ownership that SI Securities would hold assuming that all investors in this offering invest less than $50,000 and are required to enter into the irrevocable proxy.

We have amended the Offering Circular Cover Page to disclose the total outstanding beneficial ownership that would be held by SI Securities, LLC under the circumstances described above. However, the Investor Proxy Agreement has also been amended such that SI Securities, LLC has no beneficial ownership of the shares that are subject to the irrevocable proxy. Under the revised Investor Proxy Agreement, SI Securities, LLC has no discretion/power over the way investors votes may be cast in all instances. As described further in the agreement itself, in the event investors do not cast their vote, SI Securities, LLC will cast those votes in accordance with the majority of all outstanding shareholders in that class. The proxy rights of SI Securities, LLC are administrative in nature and SI Securities, LLC has no discretion to deviate from those procedures specified in the Investor Proxy Agreement.

Overview, page 4

4.

Provide more detail regarding the program in which you are participating. For example, discuss the purpose of the program and the sponsor’s involvement in the program.

We have amended the Overview section of the Offering Circular to provide additional information about the Shell GameChanger™ Program.

5.

Speculative information should not be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. We note, as examples only, your references to “high volume, low margin,” “extremely high margin,” and “game-changing.”

We have amended the Overview section of the Offering Circular to comply with the requested change. We have removed some information that could be construed as speculative. We also added language clearly identifying some statements as being the opinion of management of the Company and included what we believe to be a reasonable basis for those opinions or beliefs.

Forum Selection Clauses may lead to inconvenience or cost to you, page 16

6.

Please revise to discuss each of the choice of forum and mandatory arbitration provisions in separately captioned risk factors. Clearly indicate the agreement or document that contains the provision and discuss the specific material risks to investors thereof. For example, discuss how the mandatory arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders, including, limited access to relevant information and discovery and possible imbalances of resources between you and an individual shareholder. In this regard, we note your reference to the fee shifting provision on page 51.

We have revised the choice of forum provisions. We have removed all references to mandatory arbitration from the Offering Circular and will not include mandatory arbitration provisions within the terms of the offering. Our revisions include identification of the agreements that contain the choice of forum provisions, a discussion of the effects of those terms, and a discussion of the specific material risks to investors.

7.

Make clear whether you intend arbitration to be the exclusive means of resolving all disputes, and clarify if the provision applies only to claims related to this offering or to general compliance with federal securities laws. It appears from your reference here to litigation that certain matters may not be subject to mandatory arbitration. Please clearly delineate which claims are subject to litigation and which to mandatory arbitration and specify whether there are any claim types that could be brought either in a court or an arbitration proceeding.

We have removed all mandatory arbitration provisions from the terms of the offering, and such terms are not included in the Restated Certificate of Incorporation or the Restated Bylaws. We therefore believe a specific delineation of matters subject to arbitration is unnecessary.

8.

Address whether Delaware law permits inclusion of such a mandatory arbitration provision and address any uncertainty regarding the provision’s enforceability.

We have removed all mandatory arbitration provisions from the terms of the offering, and such terms are not included in the Restated Certificate of Incorporation or the Restated Bylaws. We therefore believe a discussion of the permissibility and enforceability of mandatory arbitration provisions under Delaware law is unnecessary.

Use of Proceeds to Issuer, page 18

9.

Please provide Use of Proceeds disclosure assuming that you are subscribed to the midpoint of your offering range.

We have included additional disclosures within the Use of Proceeds Section of the Offering Circular disclosing our use of proceeds assuming the offering is subscribed to the midpoint of the offering range.

Operating Results, page 38

10.

Please clarify, if true, that you have concluded the sponsored research program with your sole customer. Also, tell us the status of your relationship with your customer, and file the agreements with your customer as an exhibit to your offering statement.

We have included additional disclosures relating to Shell within the Overview Section (Page 4), including an explanation of the timeline for the Company’s participation in Shell’s GameChanger™ program and a statement addressing the Company’s current relationship with Shell.

Sincerely,

/s/ Daniel M. Wadkins

Daniel M. Wadkins

Partner

Lee & Hayes, PLLC]

cc: Mark Russell

HyperSciences, Inc.